Exhibit 99.2

Voting Instruction Form (“VIF”) - Emera Inc.

Annual Shareholders Meeting of May 24, 2018

Appointee

I/We, being holder(s) of Emera Inc. (the “Company”) common shares, hereby appoint: M. Jacqueline Sheppard, or failing her, Scott C. Balfour, or failing him, Stephen D. Aftanas, OR

[To attend the meeting or to appoint someone to attend on your behalf, print that name here]

as proxy of the undersigned, to attend, act and vote on behalf of the undersigned in accordance with the below direction (or if no directions have been given, as the proxy sees fit) on all of the following matters and any other matter that may properly come before the Annual Meeting of Shareholders of the Company to be held at 2:00 p.m. Eastern Time on Thursday, May 24, 2018, in the Glenn Gould Studio, CBC Building, 250 Front Street West, Toronto, Ontario, Canada (the “Meeting”), and at any and all adjournments or postponements thereof in the same manner, to the same extent and with the same powers as if the undersigned were personally present, with full power of substitution.

Management recommends voting FOR Resolutions 1, 2, 3, and 4. Please use a dark black pencil or pen.

1.	Election of Directors	FOR	WITHHOLD		FOR	WITHHOLD
	01. Scott C. Balfour	☐	☐	07. B. Lynn Loewen	☐	☐
	02. Sylvia D. Chrominska	☐	☐	08. Donald A. Pether	☐	☐
	03. Henry E. Demone	☐	☐	09. John B. Ramil	☐	☐
	04. Allan L. Edgeworth	☐	☐	10. Andrea S. Rosen	☐	☐
	05. James D. Eisenhauer	☐	☐	11. Richard P. Sergel	☐	☐
	06. Kent M. Harvey	☐	☐	12. M. Jacqueline Sheppard	☐	☐

2.	Appointment of Auditors				FOR	WITHHOLD
	Appointment of Ernst & Young LLP as auditors				☐	☐

3.	Auditors Fee				FOR	AGAINST
	Authorize Directors to establish the auditors’ fee as required pursuant to the Nova Scotia Companies Act				☐	☐

4.	Advisory Vote on Executive Compensation				FOR	AGAINST
	Consider and approve, on an advisory basis, a resolution on Emera’s approach to executive compensation as disclosed in the Management Information Circular				☐	☐

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting.

If no voting instructions are indicated above, this VIF will be voted FOR a matter by Management’s appointees or, if you appoint another person, as such other person sees fit. On any amendments or variations proposed or any new business properly submitted before the Meeting, I/We authorize you to vote as you see fit.

Signature(s)	Date

Please sign exactly as your name(s) appear on this VIF. Please see reverse for instructions. All VIFs must be received by 5:00 p.m. Eastern Time, Wednesday, May 23, 2018.

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Under Canadian Securities Law, you are entitled to receive certain investor documents.

Electronic financial statements and MD&A are available at www.Emera.com and at www.SEDAR.com. If you wish paper copies, please tick the box below or go to the website https://ca.astfinancial.com/financialstatements and input code 1705a.

❑	I would like to receive quarterly financial statements and MD&A in paper format
❑	I would like to receive annual financial statements and MD&A in paper format

A. Shareholder 320 Bay St., 3rd Floor Toronto, ON M5T 2A4 Line 6 Line 7

Voting Instruction Form (“VIF”) - Emera Inc.

Annual Shareholders Meeting of May 24, 2018

1.

We are sending to you the enclosed proxy-related materials that relate to a meeting of holders of Emera Inc.’s common shares. Unless you attend the Meeting and vote in person, your securities can be voted only by management, as appointee of the registered holder, in accordance with your instructions.

2.

We are prohibited from voting these securities on any of the matters to be acted upon at the Meeting without your specific voting instructions. In order for these securities to be voted at the Meeting, it will be necessary for us to have your specific voting instructions. Please complete and return the information requested in this VIF to provide your voting instructions to us promptly.

3.

If you want to attend the Meeting and vote in person, please write your name in the place provided for that purpose in this form. You can also write the name of someone else whom you wish to attend the Meeting and vote on your behalf. Unless prohibited by law, the person whose name is written in the space provided will have full authority to present matters to the Meeting and vote on all matters that are presented at the Meeting, even if those matters are not set out in this form or the Management Information Circular. Consult a legal advisor if you wish to modify the authority of that person in any way. If you require help, please contact the Registered Representative who services your account.

4.

This VIF should be signed by you in the exact manner as your name appears on the VIF. If these voting instructions are given on behalf of a body corporate, set out the full legal name of the body corporate, the name and position of the person giving voting instructions on behalf of the body corporate, and the address for service of the body corporate.

5.	If this VIF is not dated it will be deemed to bear the date on which it is mailed by management to you.
6.

When properly signed and delivered, securities represented by this VIF will be voted as directed by you, however, if such a direction is not made in respect of any matter, the VIF will direct the voting of the securities to be made as recommended in the documentation provided by Management for the Meeting.

7.

This VIF confers discretionary authority on the appointee to vote as the appointee sees fit in respect of amendments or variations to matters identified in the notice of meeting or other matters as may properly come before the Meeting or any adjournment thereof.

8.	Your voting instructions will be recorded on receipt of the VIF.
9.	By providing voting instructions as requested, you are acknowledging that you are the beneficial owner of, and are entitled to instruct us with respect to the voting of, these securities.
10.	If you have any questions regarding the enclosed documents, please contact the Registered Representative who services your account.
11.	This VIF should be read in conjunction with the Management Information Circular and other proxy materials provided by Management.

All holders should refer to the Management Information Circular for further information regarding completion and use of this VIF and other information pertaining to the Meeting.

Emera offers a number of ways to cast your vote.

INTERNET • Go to www.astvotemyproxy.com • Follow the instructions on the screen • You will be required to enter the 13-digit control number located on the reverse • No need to return this VIF

TELEPHONE

•  Use any touch-tone telephone, call toll free in Canada and United States 1-888-489-5760

•  Follow the voice instructions

•  When prompted, enter the 13-digit control number located on the reverse

•  No need to return this VIF

SMARTPHONE To vote using your smartphone, please scan this QR Code • No need to return this VIF

MAIL • Complete the reverse of this form • Return your signed VIF in the envelope provided or send to: AST Trust Company (Canada) P.O. Box 721 Agincourt, ON M1S 0A1	FAX • Complete the reverse of this form • Fax your signed VIF to 1-416-368-2502, or toll free in Canada and United States to 1-866-781-3111	EMAIL • Complete the reverse of this form • Scan your signed VIF and email it to proxyvote@astfinancial.com.

All VIFs must be received by 5:00 p.m. Eastern Time, Wednesday, May 23, 2018.